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                                                 40 King Street West, 52nd Floor
[LOGO] KINROSS                                              Toronto, ON  M5H 3Y2
                                                               Tel: 416 365 5123
                                                               Fax: 416 363 6622
                                                         Toll Free: 866-561-3636

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                                                                   PRESS RELEASE



                     KINROSS INCREASES POSITION IN ANATOLIA



JULY 14, 2004...TORONTO, ONTARIO - KINROSS GOLD CORPORATION (TSX-K; NYSE-KGC) ("Kinross") announced that it has acquired 1,195,900 common shares of Anatolia Minerals Development Ltd. (TSX-ANO.U) ("Anatolia") through the facilities of the Toronto Stock Exchange. As a result of this transaction, Kinross has acquired ownership in an aggregate of 5,195,900 common shares, or 12.67%, of the issued and outstanding common shares of Anatolia.














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For additional information, e-mail INFO@KINROSS.COM or contact:

ROBERT M. BUCHAN               CHRISTOPHER T. HILL         TRACEY M. THOM
PRESIDENT AND                  VICE PRESIDENT              MANAGER
CHIEF EXECUTIVE OFFICER        INVESTOR RELATIONS          INVESTOR RELATIONS
Tel. (416) 365-5650            Tel.  (416) 365-7254        Tel. (416) 365-1362